FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For November 29, 2006
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF), as operator, and its partner Azimut Exploration Inc. (TSXV: AZM) are pleased to announce that surface prospecting has delineated a 2.0-mile (3.3-kilometer) long uranium mineralized zone with values of up to 0.59% U3O8 on the North Rae property in northern Quebec, Canada. The area, known as the Rae-1 Zone, remains open and coincides with a strong 3.1-mile (5.0-kilometer) long airborne radiometric and magnetic anomaly (see figures 1 and 2 appended to this release). The anomaly, along with 13 others identified during airborne survey work, reveal significant uranium exploration potential of this newly discovered uranium district.

‘‘Northwestern and Azimut are very encouraged by the scale, magnitude and consistency of the prospecting results obtained during the final stage of our summer exploration program at North Rae. We are further encouraged by the fact that these promising results are based on just 20 man days of prospecting,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘The high-grade uranium value of up to 0.59% U3O8 represents the highest value so far recorded through exploration by Northwestern and Azimut on the North Rae property. Additional work is expected to define the geometry and grade of the Rae-1 Zone, which is largely open along strike and width.’’

Another strong airborne uranium anomaly of 5.2-mile (8.5-kilometer) strike length, located approximately 0.62 miles (1.0 kilometers) west of and subparallel to the Rae-1 Zone, constitutes an additional highly prospective target. Limited sampling delivered very encouraging values up to 0.33% U3O8 and 0.15% U3O8 in the northern and southern parts of this anomaly. Other highly anomalous uranium values have been identified between this target and the Rae-1 Zone.

Results of the recently completed prospecting phase, which covered a total strike length measuring 2.0 miles (3.3 kilometers), include 22 rock samples that returned values higher than 0.05% U3O8, including 14 samples with values above than 0.1% U3O8, the best values being 0.59%, 0.57% and 0.46% U3O8. In addition, 26 rock samples returned values ranging from 0.01% to 0.05% U3O8, and the remaining 20 rock samples yielded values lower than 0.01% U3O8.

The zone is well correlated with elevated ground radiometric values as well as a strong and continuous airborne uranium radiometric and magnetic anomaly. Uranium mineralization is contained in uraninite, a uranium-bearing mineral from which uranium is easily extracted, and appears to be hosted mainly by gneissic, granitic and granitic pegmatite lithologies.

The North Rae Uranium Project consists of three blocks representing 945 claims, with a total area of 105,254 acres (42,595 hectares). Northwestern has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc., as announced in a press release dated March 6, 2006. Results from the company’s summer exploration program, which included airborne and lake sediment surveys and rock sampling, were announced in press releases dated October 11, 2006 and October 5, 2006.

QUALITY ASSURANCE

Fieldwork was conducted under the supervision of Réjean Girard, P.Geo., from IOS Services Géoscientifiques Inc. based in Chicoutimi, Quebec. Rock samples were analyzed by aqua regia digestion and ICP at the Saskatchewan Research Council (SRC) laboratory in Saskatoon, which is an ISO-IEC 17025 accredited facility. Aeroquest International Ltd. performed the helicopter-borne survey from August 27 to September 9, 2006.’’

N
0
1
Km
Rae-1 Zone
6502000N
348000E
0.33
0.12
0.10
0.16
0.05
0.09
0.06
0.16
0.57
0.10
0.56
0.12
0.22
0.46
0.13
0.17
0.11
0.09
0.09
0.11
0.11
0.59
0.12
0.14
0.30
0.10
0.15
0.08
0.09
0.07
NORTH RAE PROPERTY
(NORTHEAST SECTOR ONLY)
Ungava Bay Region, Quebec
Rock sample from outcrop (grab)
grade > 0.01% U_3O_8
Helicopter-borne radiometric anomaly equivalent uranium (ppm) > 80th percentile
0
10
Km
Location Map
NORTHWESTERN
Mineral Ventures INC.
AZIMUT

Press release dated November 29, 2006 (Figure 1)

N
0
1
Km
6502000N
348000E
Rae-1 Zone
6000
9200
1900
2500
1670
1300
1850
1850
1200
2500
2600
3500
26500
650
13500
9200
9800
9700
12000
2000
1100
10200
1500
29600
650
2000
4200
2000
4400
1600
4080
7400
1780
6000
2050
1500
500
3700
500
1000
650
500
15000
2000
3250
19800
1300
6400
2000
550
750
6030
11000
2400
1480
5300
1050
1490
1245
3300
1700
18779
6000
6200
4445
3050
5150
2310
950
1200
850
2300
1100
2800
9700
6070
2300
1150
1700
3000
2700
3000
2300
940
1300
NORTH RAE PROPERTY
(NORTHEAST SECTOR ONLY)
Ungava Bay Region, Quebec
Ground radioactivity measured in counts per second (cps). Counts > 500 cps indicated
Helicopter-borne radiometric anomaly equivalent uranium (ppm) > 80th percentile
0
10
Km
Location Map
NORTHWESTERN
Mineral Ventures INC.
AZIMUT

Press release dated November 29, 2006 (Figure 2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: November 29, 2006